BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303 wbarnett@wbarnettlaw.com

December 10, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Pamela Long, Asst. Director
Sherry Haywood, Staff Attorney
Craig Slivka, Special Counsel
Rufus Decker, Accounting Branch Chief
Nudrat Salik, Staff Accountant

Re:	Zegarelli Group International, Inc. (“Registrant”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on October 30, 2012
File No. 000-19227

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s November 26, 2010 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

General

1.	Upon the effectiveness of the registration statement the Registrant acknowledges and accepts its reporting responsibilities required by Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”).

2.	The financial statements and corresponding financial information has been updated in compliance with Rule 8-08 of Regulation S-X

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1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE: 916-782-4404 • FACSIMILE: 916-788-2850
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December 10, 2012

Re: Zegarelli Group International, Inc. (“Registrant”)

Cautionary Note About Forward-Looking Statements, page 2

3.	In accordance with your comment we have deleted the reference to Section 27A under the Securities Act of 1933 (the “1933 Act”) and Section 21E of the 1934 Act.

Item 1, Business, page 5

Our Business, page 5

4.	In accordance with your comment we have added disclosure to this section.

Potential Target Companies, page 6

5.	In response to your comment we have added disclosure to the fifth paragraph on page 6.

6.	In response to your comment we have added disclosure to the third paragraph on page 7.

Item 2. Financial Information

A. Selected Financial Data, page 14

7.	In response to your comment we have updated our financial information to September 30, 2012 in compliance with Rule 8-08 of Regulation S-X.

Management’s Discussion and Analysis

Results of Operations, page 16

8.	In accordance with your comment we have added and updated disclosure to comply with Rule 8-08 of Regulation S-X and Item 303(b)(2) of Regulation S-K.

Critical Accounting Policies and Estimates, page 17

9.	In accordance with your comments, we have added a paragraph under the heading “Jobs Act” on page 16, which includes some language from pages 3 and 13 and additional disclosures and qualifications requested.

Item 10. Recent Sales of Unregistered Securities, page 22

10.	We have deleted the inadvertent extra wording at the end of our response to this section.

December 10, 2012

Re: Zegarelli Group International, Inc. (“Registrant”)

Audited Financial Statements

Note 5. Commitments and Contingencies, page F-8

11.	In accordance with your comment we have added disclosure to Note 5.

Note 7. Subsequent Events, page F-9

12.	In accordance with your comment we have added the required disclosure.

Unaudited Financial Statements

General

13.	In accordance with your comment our interim financial statement disclosures have been revised to conform to disclosures in our audited financial statements.

Signatures, page 25

14.	Thank you for the comment. We have corrected the Registrant’s name in this Section.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Barnett & Linn

/s/ William B. Barnett
William B. Barnett
WBB: scc
cc/ Mr. A. Booth, Jr., President & CEO

ZEGARELLI GROUP INTERNATIONAL, INC.

80679 Camino Santa Elise

Indio, California 92203

Telephone: (760) 345-9205

December 10, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Pamela Long, Asst. Director
Sherry Haywood, Staff Attorney
Craig Slivka, Special Counsel
Rufus Decker, Accounting Branch Chief
Nudrat Salik, Staff Accountant

Re:	Zegarelli Group International, Inc. (“Registrant”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on October 30, 2012
File No. 000-19227

Gentlepersons:

Please be advised that, on behalf of the Company, I hereby acknowledge the following:

●	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Alfred E. Booth, Jr.
Alfred E. Booth, Jr., President & CEO